UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Marizyme, Inc
(Name of Issuer)

par value $0.001 per share

(Title of Class of Securities)

36150G106

(CUSIP Number)

November 11, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	36150G106

1	Names of Reporting Persons ESC Holdings LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
3	Sec Use Only
4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,555,640*
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,555,640*
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,555,640*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.1%**
12	Type of Reporting Person (See Instructions) OO

*This information is as of November 18, 2018 and does not reflect any subsequent stock splits or reverse stock splits.

**This percentage is calculated based on 19,581,044 shares of common stock outstanding as of November 14, 2018, as disclosed in the issuer’s Quarterly Report on Form 10-Q filed on November 14, 2018.  Reporting person has not acquired or disposed of any issuer securities since November 18, 2018.  As of March 23, 2023, reporting person’s percentage ownership was 6.3%, based on 40,768,191 shares outstanding as disclosed in issuer’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 24, 2023.

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CUSIP No.	36150G106

1	Names of Reporting Persons Emmanuelle Schleipfer-Conley
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
3	Sec Use Only
4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,555,640*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,555,640*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,555,640*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.1%**
12	Type of Reporting Person (See Instructions) IN

*These shares are held by ESC Holdings LLC, of which Ms. Schleipfer-Conley is the sole member manager.  This information is as of November 18, 2018 and does not reflect any subsequent stock splits or reverse stock splits.

**This percentage is calculated based on 19,581,044 shares of common stock outstanding as of November 14, 2018, as disclosed in the issuer’s Quarterly Report on Form 10-Q filed on November 14, 2018.  Reporting person has not acquired or disposed of any issuer securities since November 18, 2018.  As of March 23, 2023, reporting person’s percentage ownership was 6.3%, based on 40,768,191 shares outstanding as disclosed in issuer’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 24, 2023.

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Item 1.

(a)	Name of Issuer: Marizyme, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 555 Heritage Drive, Suite 205, Jupiter, Fl 33458.

Item 2.

1. (a)	Name of Person Filing: ESC Holdings LLC.

(b)	Address of Principal Business Office or, if None, Residence: 1 Channel Drive #1706, Monmouth Beach, New Jersey 07750.

(c)	Citizenship or Place of Organization: New Jersey.

(d)	Title and Class of Securities: Common stock, $0.001 Par Value (the “Common Stock”).

(e)	CUSIP No.: 36150G106

2. (a)	Name of Person Filing: Emmanuelle Schleipfer-Conley.

(b)	Address of Principal Business Office or, if None, Residence: 1 Channel Drive #1706, Monmouth Beach, New Jersey 07750.

(d)	Citizenship or Place of Organization: New Jersey.

(d)	Title and Class of Securities: Common stock, $0.001 Par Value (the “Common Stock”).

(e)	CUSIP No.: 36150G106

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is

(a)	[__]	Broker or dealer registered under Section 15 of the Act;

(b)	[__]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[__]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813

(i)	[__]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[__]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[__]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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Item 4. Ownership

Incorporated by reference to cover pages.

Item 5. Ownership of Five Percent or Less of a Class. N/A

Item 6. Ownership of more than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8. Identification and classification of members of the group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. See Exhibit “A”

Item 9. Notice of Dissolution of Group. N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESC Holdings LLC, a New Jersey limited liability company

By:	/s/Emmanuelle Schleipfer-Conley
Emmanuelle Schleipfer-Conley, Its sole Managing Member		Dated: March 30th, 2023

/s/Emmanuelle Schleipfer-Conley
Emmanuelle Schleipfer-Conley		Dated: March 30th, 2023

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Exhibit “A”

Group Members

ESC Holdings LLC

Emmanuelle Schleipfer-Conley

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